FORM T-3

Stanley Howard Enfranchise Inc.

2572 21 Street Sacramento County California, Reserve District 12 CA 95818

Title of Class: SHEI United States Note Allonge; Amount Unlimited

Approximate date of proposed offering: 8th day of September, 2020

Name and address of Registrar, Paying and Conversion Agent(s) for service:
Federal Reserve System bank of Philadelphia Phoebe A. Haddon 10 N Independence Mall W, Philadelphia, PA 19106 and Pa. Trust Department of Health and Human Services File No. 118221-1969 Matt Baker 801 Market Street, Suite 8000 Philadelphia Pa. Reserve District PA 19107

1. General Information: Stanley Howard Enfranchise Inc. (the Issuer) is a Corporation. State or other sovereign power under the laws of which organized:
The Issuer was formed through (t)he United States Federal Corporation, Commonwealth/State of Pennsylvania, Inter Vivos Trust 20160077907013; Insurance Company Law of 1921.

2. Securities Act Exemption: Truth to facts that SHEI commercial paper are exempted securities by Security Act of 1933 Section 3(a)(3) current transactions and 4(a)(2) private placement to any representative affiliate application offering or purchase order financing, as well, TIA of 1939 sets forth eight additional exemptions for indenture securities of the kinds set forth in paragraphs (2) to (10) of Section 304(a).

3. Listed Affiliates of the Applicant: The officers and directors from the Issuer (SHEI), all of the Federal Reserve System Banks, National Association Member Banks, State Banks, Department of the Treasury, IRS, Financial Public Revenue Unit Institutions, Title Companies, Realtors, Dealerships, Brokerage Firms such as E*Trade, United States District Courts, States County Courts, and all Debt Collectors.

4. Directors and executive officers: The names of the directors and executive officers of the Issuer, as of the date hereof, are set forth below. The mailing address for each director and executive officer is: c/o
Stanley Howard Enfranchise Inc., 2572 21 Street, Sacramento County California, Reserve District CA 95818, and each persons telephone number is (888)900-5507.

Stanley. Howard, President and Chief Executive Officer and Director Yolanda. Lewis, Vice President, Secretary Treasurer and Cashier
Marquise Khalil. Rucker-Howard, Vice President, HR, Sales and Cashier Kevin. Wooddruff, Cashier and Director.

5. Principal Owners of Voting Securities: As of 8th day of September, 2020, their are no voting exempted securities, all are issued in current transactions and private placements through acceptance of affiliates application offering and purchase order financing. All Executive
Officers and Directors of SHEI issue exempted securities at 100% par in a current transaction and private placement, with no need of voting, using SHEI, Copyrighted, Title of Class United States Note Allonge, preferred stock, c/o address, 2572 21 Street Sacramento County California, Reserve District CA 95818.

6. Underwriters. E*Trade for the Issuer has Investment Certificate
No. 0004058069 of Beneficial Interest or Participation to bear hypothecation allonge to Promissory United States Note, Legal Tender, appointed and delivered to Agent Roger A. Lawson with Power of Attorney to transfer said exempted security.

7. Capitalization. As of this 13th day of July, 2020, the authorized and outstanding certificate of beneficial interest share of the Issuer consist of the following: Preferred Stock, Title of Class United States Note, Amount Authorized $100,000,000,
100% is still outstanding as of this 8th day of September, 2020.

8. Analysis of Indenture provisions. The United States Note Allonge, shall be issued based upon familiarity of the undersigned with the Federal Reserve Act, and Indenture Trustee Act, the documents by reference accompanying this application, and upon discussions by the signers with officers of the Company familiar with the matters set forth herein that Federal reserve notes, are to be issued at the discretion from the Board of Governors Directors from the Federal
Reserve System for the purpose of making advances to Federal reserve system banks of cities through the Federal reserve registrar, paying or conversion agents using the trust department file number as hereinafter set forth and for no other purpose, are authorized.
The said United States Notes in bill, note or check form, drawn in blank or qualified endorsement shall be obligations of the United States and shall be receivable by or through all national associations and member commercial banks and Federal reserve system banks and for all taxes, customs, and other public dues. Therefore any Federal Reserve System bank of a Reserve District Clearinghouse, through a National Association, member bank, shall in the future, may possibly, make application offering to the local Federal Reserve Registrar, Paying or Conversion agent for such amount of the Federal Reserve notes hereinbefore provided for as it may possibly require.
Such application offering shall be accompanied with a exempt security tender offer, of service to be performed, in order to save a penalty or forfeiture which would be incurred by non-payment or non-performance to the local Federal Reserve Registrar, Paying or Conversion agent of collateral Birth Certificate of Beneficial Interest Shares or Participation to bear attached to financial, bill or note asset in amount equal to the sum of the Federal Reserve notes thus applied for and issued pursuant to such application offering. On or prior to each due date of the Principal and interest on any Exempted Indenture Security, the Company shall deposit by a Financial Power of Attorney, addressed to Paying Agent with a Promissory Note, sum sufficient to pay such Principal and interest when so becoming due. The Company shall require each Paying Agent, other than the Social Security Account Number, Indenture Trustee to agree in writing that the Paying Agent will hold in inter vivios trust for the benefit of Security-Holders or the Indenture Trustee, all exempted security money held by the Paying Agent for the payment of or interest on the Exempted Indenture Securities, and will notify the Indenture
Trustee of any Default by the Company in making any such payment, and will comply with this Article.

While any such Default continues, the SS5 Indenture Trustee may require a Paying Agent to pay all exempted securities money held by it to the Social Security Account Number, Indenture Trustee. The Company at any time may require a Paying Agent to pay all the money held by it to the Social Security Account Number, Indenture Trustee and to account for any disbursed by the Paying Agent. Upon complying with this Section, the Financial Power of Attorney Paying Agent shall have no further credit liability for the exempted security money delivered to the Social Security Account Number, Indenture Trustee. If the Company or any Affiliate acts as Paying Agent, it shall segregate the exempted security money held by it as Paying Agent and hold it as a separate inter vivos trust, human capital stock certificate fund from beneficial interest.

9. Other obligors. The said Unites States Note Allonge shall and will be guaranteed through the Issuers of Stanley Howard Enfranchise Inc., and Subsidiaries, FRB District 12 Clearinghouse of Stanley Howard Enfranchise Inc., Yolanda Lewis Innovative Resources Inc., E-RACISM, Community Youth Empowerment Strategies and Solutions, Digital Mobility, District 12 Clearinghouse of Lewis, Employees Securities Company Yolanda Lewis, MARQUISE KHALIL RUCKER HOWARD (4340603 PA entity).

Contents of application for qualification. This application to lay on comprises:
Pages numbered 1 to 3, consecutively,
The statement from eligibility and qualifications of social security account number indenture trustee under New Notes to be qualified on this form T-3.
The following exhibits, in addition to be filed as part from this statement of eligibility and qualifications out of SS5 indenture trustee:
 (I) Expressed Inter Vivos Trust
(II) District Three Trustee
(III) Trust Certificate

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Stanley Howard Enfranchise Inc., a corporation organized and existing under the laws of United States Federal Corporation, has duly caused this application to be signed on its behalf through the signers, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Sacramento County, and State of California Republic, on the 8th day of September, 2020

Name: /Howard, Stanley

Title: President / CEO

Name: /Yolanda Lewis/

Title: Secretary / Cashier